September 15, 2010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Request for Withdrawal of Amendments to Registration Statement
Post-Effective Amendments No. 1 and No. 2 to Registration Statement on Form SB-2 Amended December 12, 2005 and January 4, 2006 File No. 333-127100

Ladies and Gentlemen:

Visualant, Incorporated, (the “Registrant”), hereby requests the withdrawal of amendments to registration, as of the date hereof or as soon as practicable hereafter, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the amendments to registration statement on Post-Effective Amendments No. 1 and No. 2 to Registration Statement on Form SB-2, amended December 12, 2005 and January 4, 2006 (File No. 333-127100).

The Registrant requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the amendment to registration statement be credited for future use.

Sincerely,

VISUALANT, INCORPORATED

By:	/s/ Mark Scott
Name:	Mark Scott
Title:	Chief Financial Officer